February 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	The India Fund, Inc. (the “Registrant”)
Delaying Amendment for the Registrant’s Registration Statement on Form N-2 (File Nos. 333-276892 and 811-08266)

Ladies and Gentlemen,

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to the Registrant’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) on February 6, 2024.

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Philadelphia and the State of Pennsylvania on the 6th day of February, 2024.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact William J. Bielefeld, Esq. of Dechert LLP at (202) 261-3386.

Sincerely,

/s/ Alan Goodson
Alan Goodson
Director and President